UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of August 2002

Husky Energy Inc.
(Translation of registrant's name into English)

707 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____ Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On August 7, 2002, Husky Energy Inc. announced quarterly dividend for the three-month period ended June 30, 2002. The press release is attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

By: ____________________
Neil D. McGee
Vice President, Chief
Financial Officer

By: ____________________
James D. Girgulis
Vice President, Legal &
Corporate Secretary

Date: August 7, 2002

Husky Energy

News Release

Calgary – August 7, 2002 – For Immediate Release

HUSKY ENERGY ANNOUNCES QUARTERLY DIVIDEND

On Tuesday, August 6, 2002, the Board of Directors of Husky Energy Inc. declared a quarterly dividend for the three-month period ended June 30, 2002 of $0.09 per share on its common shares, payable on October 1, 2002 to shareholders of record at the close of business on August 30, 2002.

Husky Energy is a Canadian-based integrated energy and energy-related company headquartered in Calgary, Alberta. Husky Energy is publicly traded on the Toronto Stock Exchange under the symbol HSE.

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For further information please contact:

Richard M. Alexander
Vice President, Investor Relations & Communications
(403) 298-6952

Don Campbell
Manager, Corporate Communications & Government Relations
(403) 298-7088